SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-51726

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Magyar Bank 401(k) Profit Sharing Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, New Jersey 08901

REQUIRED INFORMATION

The Magyar Bank 401 (k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and schedules are filed as a part of this Annual Report on Form 11-K.

Page
Number
(a)           Financial Statements of the Plan

Report of Independent Registered Public Accounting Firm                                                                              3

Statements of Net Assets Available for Benefits as of
December 31, 2015 and 2014                                                                                                                                    4

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2015                                                                                                                   5

Notes to Financial Statements                                                                                                                                 6

(b)           Schedule *

Schedule of Assets (Held at End of Year) - Schedule H, Line 4i
as of December 31, 2015                                                                                                                                           15

(c)           Signatures                                                                                                                                                                           16

(d)           Exhibit 23.1- Consent of Independent Registered Public Accounting Firm                                                             17

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Magyar Bank 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Magyar Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magyar Bank 401(k) Profit Sharing Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/WithumSmith+Brown, PC
Morristown, New Jersey
June 24, 2016

Magyar Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

Assets	2015	2014

Investments:
Interest-bearing cash	$ 1,873	$ 4,027
Insurance co. general account, at contract value	456,590	519,482
Registered investment companies, at fair value	3,742,666	3,456,177
Employer stock fund, at fair value	476,051	431,321
Total investments	4,677,180	4,411,007

Receivables:
Notes receivable from participants	166,864	167,397
Total receivables	166,864	167,397

Total assets	4,844,044	4,578,404

Net assets available for benefits	$ 4,844,044	$ 4,578,404

See Accompanying Notes to Financial Statements

Magyar Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015

Additions:
Investment Income:
Net depreciation in fair value of investments	$ (4,406)
Dividend income	54,848
Other interest	6,490
Total investment income	56,932

Contributions:
Employee	386,646
Employer	101,375
Total contributions	488,021

Interest on notes receivable from participants	7,032

Total additions	551,985

Deductions:
Distributions to participants	271,799
Administrative expenses	14,546
Total deductions	286,345

Net increase in net assets	265,640

Net assets available for benefits, beginning of year	4,578,404

Net assets available for benefits, end of year	$ 4,844,044

See Accompanying Notes to Financial Statements

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan:

The following brief description of the Magyar Bank 401(k) Profit Sharing Plan (the “Plan”) is provided for purposes of general information only. Participants should refer to the Plan document for more complete information.

General:
The Plan was established effective March 1, 1994. The Plan is a participant-directed defined contribution plan covering substantially all employees, as defined, with Magyar Bank and its subsidiaries (the “Bank”), which elect to participate in the Plan. The Bank is a wholly-owned subsidiary of Magyar Bancorp, Incorporated. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility:
The Plan covered all eligible employees of the Bank who have attained 18 years of age, and have been employed with the Bank for three (3) months and worked 250 hours.

Contributions:
Participants may contribute up to 80% of their gross earnings, as defined by the Plan document, up to the maximum permitted by IRS limitations ($18,000 for 2015). Contributions of gross earnings may be either before-tax or after-tax dollars. Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).

Participating employees age 50 and above may elect to make "Catch Up" pre-tax contributions to the Plan above the Plan's maximum. The maximum additional Catch Up contribution was $6,000 during the 2015 Plan year. Plan provisions allowed for the automatic enrollment of all eligible participants upon entry into the Plan of 3% of the participant’s eligible compensation, which will be invested into a qualified default investment option determined by the Plan Sponsor. Participants have the option to change the automatic enrollment deferral percentages and increases. Effective January 1, 2015, automatic enrollment began at 4% of eligible compensation.

The Bank has the option to make a discretionary contribution. During the year ended December 31, 2015, the Bank made discretionary matching contributions of 50% of the first 4% of employees' elective contributions up to a maximum of 2% of gross earnings. Employer contributions were $101,375 in 2015.

Notes receivable from participants:
Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan (continued):

Participants may borrow from their individual participant accounts up to a maximum of the lesser of $50,000 or 50% of the market value of their vested balance. The interest rate used in calculating repayments is the prime rate plus one percentage point at the time of the loan and rates on all loans as of December 31, 2015 and 2014 were 4.25%. The interest rate is fixed at the time of loan origination and remains unchanged for the life of the loan. The interest paid by the participant is credited to the participant's retirement savings account. The loans have maturities up to five years or up to thirty years for the purchase of a principal residence. No allowance for losses is deemed necessary by Plan Management as loan repayments for principal and interest are made ratably as individual payroll deductions during each regularly scheduled pay period. Loan transactions are treated as a transfer to (from) the respective fund from (to) the participant’s loans receivable fund. Delinquent participant loans are deemed as distributions based upon the terms of the Plan document.

Investments:
Employees may elect to have their contributions and the applicable matching Bank contributions invested in one of the various funds offered by the Plan.

Participant accounts:
Each participant’s account is credited with the participant’s pre-tax and after-tax contributions, the Bank’s matching contributions and an allocation of Plan earnings (losses). Plan earnings (losses) are allocated to participants based on each participant’s share balance as a percentage of the Plan’s total share balances. The benefit to which a participant is entitled is the benefit provided from the participant’s vested account.

Vesting:
The employees are always 100% vested with respect to their own contributions and related earnings. The Bank contributions, together with the earnings or losses on these contributions, will be available to the employees at the time of withdrawal only to the extent they are vested. All Bank contributions will become fully vested in the event of a participant's death, early retirement at age 55, total and permanent disability, or the attainment of age 65 (normal retirement date). Bank matching contributions for each year begin vesting at the rate of 20% per year of service for the first five years of service and Bank non-matching contributions begin vesting 100% immediately. After an employee has attained five years of service, all current and future contributions are immediately vested.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan (continued):

Payments of benefits:
Once reaching the age of 59-1/2, a participant can withdraw all pre-tax contributions including earnings for any reason. A partial or total withdrawal (including vested Bank contributions) of a participant's after-tax contributions may be made on any valuation date or as soon as administratively feasible thereafter. In addition, participants may withdraw pre-tax contributions in the event of a financial hardship, such as certain medical expenses, the purchase of a principal residence, payment of tuition and related educational fees, payments to prevent eviction from or foreclosure on a principal residence, or burial or funeral expenses, in the amount equal to their immediate financial need. Hardship withdrawals will be processed as soon as administratively feasible and in most cases the withdrawal will be subject to Federal income taxes.

Administrative expenses:
Expenses incurred in the administration of the Plan and the trust are generally charged to and paid by the Bank and are not included in the accompanying financial statements. Fees pertaining to specific participant transactions are paid by the Plan to the trustee and record keeper through participant deductions and are reflected as administrative expenses.  In addition, certain investment related expenses are reflected as a reduction of net investment income and are not readily determinable.

Plan administration:
The Plan is administered by the 401(k) Investment Committee appointed by the Bank's Board of Directors.

Forfeitures:
Forfeitures of non-vested participants' accounts are retained in the Plan and must first be used to offset administrative fees and second to reduce future employer contributions. During 2015 and 2014, forfeitures amounted to $1,711 and $5,612, respectively. The Plan used $3,865 of previously forfeited amounts to fund Plan administration expenses in 2015. The balance of the forfeited funds held by the Plan at December 31, 2015 and 2014 was $1,711 and $3,865, respectively.

Plan termination:
The Bank anticipates and believes that the Plan will continue without interruption, but reserves the right to continue or amend the Plan, revise the rate of Bank contributions or terminate the Plan at any time. If terminated, participants would become 100% vested in their accounts and the assets of the Plan will be distributed to the participants and beneficiaries in the order and manner prescribed in ERISA.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies:

Basis of accounting:
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. Under this method of accounting, contributions and investment income are recorded when earned and expenses are recorded when incurred.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and fair value measurements:

The Plan’s investments are recorded in accordance with ASC 820, which established a framework for measuring fair value. ASC 820 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:  Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

Note 2 - Summary of significant accounting policies (continued):

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest observable level of any input that is significant to the fair value measurement. Valuation techniques were used to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Employer stock fund: The Plan holds an investment fund, which consists primarily of employer-related securities. State Street Bank is the fund’s custodian, and is paid related custodial fees. As of December 31, 2015 and 2014, Magyar Bancorp, Inc. common stock represented approximately 97% of the fund’s assets, and the remaining 3% consisted of cash. While Magyar Bancorp, Inc. common stock is publically traded, the units of this Magyar Bank Employer Stock Fund (the "Fund") are only available to the participants of this Plan. This Fund is valued at the net asset value (“NAV”) of the units held by the Plan at year end as calculated by the Custodian of the Fund. These investments can be redeemed daily and without any restrictions on the timing of the redemption. At December 31, 2015 and 2014, the Plan had no unfunded commitments related to these investments.

Registered investment companies: Valued at the NAV of shares held by the Plan at year end as reported on the active market on which the fund is traded and are therefore valued using level 1 measurement.

Insurance co. general account:  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The contract values are determined daily based on the fair values of the underlying investments, including separate accounts under group annuity contracts and all mutual funds under net asset value custodian agreements.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

Investment income recognition:
With respect to mutual funds, the Plan shares in the earnings or losses according to the percent of the Plan's assets to the total assets of the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Distributions:
Distributions to Plan participants are recorded when paid. The benefit distribution to which a participant is entitled is that benefit which can be provided from the participant's vested account balance.

Recent accounting pronouncements:
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 amended Accounting Standards Codification 820, Fair Value Measurement to eliminate the requirement to classify investments measured at fair value based on net asset value per share (or equivalent) within the fair value hierarchy.  The amendments of ASU 2015-07 are to be applied retrospectively and are effective for annual periods beginning after December 15, 2016.  Early adoption is permitted. The Plan elected to early adopt this pronouncement and the amendment has been applied to the 2014 statement retrospectively, as permitted.  As a result, those assets for which fair value is measured using the net asset value practical expedient as of December 31, 2015 and 2014 are no longer included within the fair value hierarchy discussed in Note 5.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans, which is designed to reduce complexity in employee benefit plan reporting and disclosure requirements. ASU 2015-12 eliminates the requirements to disclose the fair value of fully benefit-responsive investment contracts and the adjustment of those investment contracts to contract value in the statement of net assets available for benefits. Rather, fully benefit-responsive investment contracts are to be stated at contact value. ASU 2015-12 also eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type of investment. It also simplifies the level of disaggregation of investments that are measured using fair value. The amendments in FASB ASU 2015-12 are effective for fiscal years beginning after December 15, 2016 with early adoption permitted. The Plan has elected to early adopt this pronouncement and the amendment has been applied to the 2014 statement retrospectively, as required.  Consequently, the 2015 and 2014 statements of net assets available for benefits now separately disclose fully benefit-responsive investment contracts at contract value without

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

separate disclosure of their fair value or the amount necessary to adjust fair value to contract value.  In addition, the notes to the 2015 and 2014 financial statements no longer contain a separate disclosure of assets that comprise more than 5% of total plan assets as of the end of the year.

The Plan is not aware of any other new accounting standards that were required to be adopted in 2015, or yet to be adopted, that would impact the Plan’s 2015 or prospective financial statements

Note 3 - Investments:

During 2015, the Plan recognized interest income of $13,522, which includes interest on notes receivable from participants of $7,032 and other interest of $6,490 on the insurance company general account. During 2015, the Plan's investments (including earnings and losses on investments bought and sold, as well as held during the year) resulted in a net depreciation in value as follows:

Net depreciation in fair value of registered investment companies $ (71,800)
Net appreciation in fair value of employer stock fund 67,394

Total $ (4,406)

Note 4 - Investment Contract with Insurance Company:

The Plan holds a benefit-responsive investment contract (insurance company/general account or Transamerica Stable Fund Account) with Transamerica Life Insurance Company (“Transamerica”), listed in the Statements of Net Assets Available for Benefits as Insurance co. general account. Transamerica maintains the contributions in a general account. As described in ASC 962-325, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The contract values are determined daily based on the fair values of the underlying investments, including separate accounts under group annuity contracts and all mutual funds under net asset value (NAV) custodian agreements. The group annuity contracts held by the Plan meet the five conditions to be considered fully benefit-responsive.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 – Investment Valuation:

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014.

Assets at Fair Value as of December 31, 2015

	Level 1	Total

Mutual funds	$ 3,742,666	$ 3,742,666
Total investments at fair value	3,742,666	3,742,666
Investments measured at net asset value*	--	932,641
Total investments	$ 3,742,666	$ 4,675,307

Assets at Fair Value as of December 31, 2014

	Level 1	Total

Mutual funds	$ 3,456,177	$ 3,456,177
Total investments at fair value	3,456,177	3,456,177
Investments measured at net asset value*	--	950,803
Total investments	$ 3,456,177	$ 4,406,980

* Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Note 6 – Party in Interest transactions:

Included with the Plan's investment alternatives are shares of an employer stock fund which holds stock of Magyar Bancorp, Inc. Transactions of these shares qualify as party-in-interest transactions.

Certain Plan investments are shares of registered investment companies and an investment in a guaranteed investment insurance co. general account managed by Transamerica Life Insurance Co. Transamerica Life Insurance Co. and Diversified Investment Advisors are the Plan’s record keepers. Additionally State Street Bank & Trust Co., the Custodian of the Plan’s assets, manages the Plan's cash reserve account. Therefore, these transactions qualify as party-in-interest transactions.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7 - Tax status of the Plan:

The IRS has determined and informed the Bank by a letter dated March 31, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving its latest opinion letter, however, the Plan administrator and tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, the Plan administrator believes the Plan is qualified and the related trust is tax-exempt.

Effective June 1, 2015, the Plan was restated in accordance with the Internal Revenue Service requirement that “pre-approved” defined contribution plan documents be restated in their entirety to include language for changes in applicable laws or regulations every six years. This restatement process incorporates all amendments made to the plan during the past six years into a new plan document.  The restated plan also incorporates an amendment to add an In-Plan Roth Rollover provision.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. In addition, there have been no tax related interest or penalties for periods presented in these financial statements.

Note 8 - Concentration of risks and uncertainties:

The assets of the Plan are primarily financial instruments which are monetary in nature and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

Magyar Bank 401(k) Profit Sharing Plan
EIN No.: 22-1085787, Plan No. 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan Year Ending: 12/31/2015

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of Investment, Including Maturity Date,	Current
(a)	Lessor or Similar Party	Rate of Interest, Par or Maturity Value	Value
*	State Street Bank & Trust Co.	Cash Reserve Account	$ 1,873

	American Funds	American Funds Fundamental Investor R3	$ 468,910
	American Funds	American Funds New Perspective R3	$ 118,377
	Fidelity	Fidelity Advisor Emerging Markets T	$ 1,659
	Franklin Templeton	Franklin Mutual Quest A	$ 126,585
	Franklin Templeton	Franklin Small Cap Value R	$ 58,754
	Franklin Templeton	Franklin Small-Mid Cap Growth R	$ 174,638
	Loomis Sayles	Loomis Sayles Bond Admin	$ 139,458
	Oppenheimer	Oppenheimer International Growth A	$ 230,045
	Pioneer	Pioneer Bond R	$ 48,712
*	Transamerica Asset Allocation Funds	Transamerica Asset Alloc - Intermed Horizon	$ 61,702
*	Transamerica Asset Allocation Funds	Transamerica Asset Alloc - Long Horizon	$ 77,038
*	Transamerica Asset Allocation Funds	Transamerica Asset Alloc - Short Horizon	$ 43,968
*	Transamerica	Transamerica Multi Managed Balanced I	$ 217,292
*	Transamerica Partners Funds Group	Transamerica Partners Core Bond	$ 177,779
*	Transamerica Partners Funds Group	Transamerica Partners Stock Index Fund	$ 324,127
*	Transamerica	Transamerica US Growth I	$ 231,848
	Vanguard	Vanguard Mid Cap Index Adm	$ 275,940
	Vanguard	Vanguard Small Cap Index Adm	$ 432,307
	Vanguard	Vanguard Target Retirement 2015	$ 22,364
	Vanguard	Vanguard Target Retirement 2020	$ 51,574
	Vanguard	Vanguard Target Retirement 2025	$ 93,882
	Vanguard	Vanguard Target Retirement 2030	$ 40,440
	Vanguard	Vanguard Target Retirement 2035	$ 131,340
	Vanguard	Vanguard Target Retirement 2040	$ 135,610
	Vanguard	Vanguard Target Retirement 2045	$ 25,272
	Vanguard	Vanguard Target Retirement 2050	$ 4,166
	Vanguard	Vanguard Target Retirement 2055	$ 16,891
	Vanguard	Vanguard Target Retirement 2060	$ 11,063
	Vanguard	Vanguard Target Retirement Income	$ 925
		MUTUAL FUND TOTAL	$3,742,666

*	Transamerica Life Insurance Co.	Transamerica Stable Value Account	$ 456,590
		GENERAL ACCOUNT TOTAL	$ 456,590

*	Magyar Stock	Employer Stock Fund	$ 476,051
		EMPLOYER STOCK FUND TOTAL	$ 476,051

*	Participants	Notes Receivable with interest rate of 4.25%	$ 166,864
Mature from 2016 to 2025

		TOTAL PLAN ASSETS	$4,844,044

* Indicates Party-In-Interest to the Plan

See Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGYAR BANK 401(k) PROFIT SHARING PLAN

Date: June 24, 2016	By:	/s/ Vicki Fackovec
Vice President, Human Resources Director
Magyar Bank